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Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Years Ended December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges(1)(2)	(44)	6	16	0	(1)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(3)	(43)	6	9	0	0

(1)
For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

(2)
Earnings for the years ended December 31, 2008, 2005 and 2004, were insufficient to cover fixed charges by $241.1 million, $4.4 million, $11.4 million, respectively.

(3)
Earnings for the years ended December 31, 2008, 2005 and 2004, were insufficient to cover fixed charges and preferred dividends by $241.2million, $8.1 million and $17.7 million, respectively.

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  Exhibit 12.1